Brand Narrative



For Creators, Explorers, and Innovators; **An Artist Utopia Awaits**

A space to share, the chance to grow, a stage to show, play, and explore... a destination for humanity to be restored.

Artist Row is an inspirational platform that celebrates art in a creative spirit that fosters innovation while evoking emotions. Located a block away from Disneyland in Anaheim, CA, we are a one-of-a-kind outdoor immersive arts venue that is dedicated to showcasing and supporting the work of up-and-coming artists. Our mission is to provide the tools and resources needed for creatives to thrive, with space and amenities specifically catered to the needs of emerging creators.

With a variety of immersive art experiences that will appeal to both tourists and locals, Our unique outdoor arts venue is sure to draw a crowd. Our goal is to provide an inspiring destination for emerging visual, audio, and culinary artists to be discovered, while also providing a platform to showcase traditional and digital art, enjoy delicious food and drinks in our beer garden, and experience live art performances.



Facilitating the Discovery and Development of Art, Music, and Culture

More than just a destination; we are a community of artists that sees beyond the boundaries of traditional art. At Artist Row, we embrace the spirit of creativity and aspire to build a platform for individuals to express themselves without limits, reimagining art through an immersive, innovative, and responsive lens. From established professionals to novice content creators, from art aficionados to those simply looking to explore something different, Artist Row has something for everyone.

We provide space for emerging artists to push their crafts further, while also giving fans the chance to immerse themselves in F.A.M.E – Food, Art, Music, and Entertainment! Enjoy our ever-rotating kitchens, regularly updated and refreshed exhibitions and displays, as well as varying themed immersive installations and performances that are sure to make your experience truly unique. A haven for culture, we promote creativity and encourage knowledge sharing. We are committed to becoming the ultimate destination for artistic expression and exploration.





Removing Barriers to Entry & Cultivating Community

We are determined to break down the obstacles that keep creative minds from expressing themselves by providing access to resources and platforms that may otherwise be out of reach for them. We offer a prime global location, with vital, career-building resources such as podcast and recording studios, post-production rooms, live stream studio, and events spaces with full performing arts stages. We also offer rent-free stalls for emerging chefs, food and beverage vendors, and merchants.

Artist Row will showcase over 1500 pieces of art, over 160 new kitchen concepts, and over 800 artists over the next 5 years. It is important to us that our patrons feel a sense of belonging and are encouraged to collaborate. By removing barriers to entry, we aim to spark a fire within the creative community that will ignite a new wave of ideas, thought and creativity.

For the Advancement of Art, Culture & Technology

N360 Group - the parent company behind Nightlife 360 (magazine), Killed With Kindness (media), and Copper Door (nightlife venue) - brings Artist Row to life after years of planning, research, and preparation. We are proud to be at the forefront of a new era in art, culture and technology, merging traditional craftsmanship with cutting-edge innovation.

In the coming years, we aim to become a leading platform where guests can discover hidden gems and NFTs, where global talent is cultivated, and where advancements in art, culture, and technology are celebrated. Technology and digital advances have made a significant impact on our lives, but physical spaces remain important. We are proud to merge our love of culture and creative expression with technology advances, creating an unforgettable experience that is truly one-of-a-kind. Long before the recent pandemic, we embraced QR codes, virtual reality, and 3D printing, and we will continue to embrace and advance technology of today to enable creatives to continue innovating.









We invite you to join us on this mission and be a part of the next great revolution in art and culture. Let's explore, create, and experience the limitless possibilities of artistic expression!

Mission Statement

To create and promote a vibrant hub of art, music, food, and entertainment that serves as a platform for creative expression, collaboration, education, and exploration, with emphasis on digital advances and technology-driven innovation.



Vision Statement

To create a globally renowned, and locally cherished platform for creative expression and collaboration that brings together the world's most innovative minds and sparks breakthroughs in art, culture, and technology. We believe in the power of creativity to shape our future, and we want to provide a space where that can happen.